Exhibit 99.1

November 9, 2023

Milestone Pharmaceuticals
1111 Dr. Frederik-Philips Boulevard, Suite 420
Montreal, Quebec CA H4M 2x6
Attention: Board of Directors

Dear Members of the Board,

By way of re-introduction, our firm – a New York based private investment fund – seeks to invest in undervalued companies that can deliver shareholder value through key catalysts or events. After a lengthy due-diligence process, we identified Milestone Pharmaceuticals as a great fit for our strategy because of the successful late-stage trials of Etripamil, recent New Drug Application (NDA) submission for CARDAMYST, and potential markets for PSVT and A-Fib. We are significant shareholders – currently owning over 5% of the outstanding shares – and are deeply invested in the strategic directions that will shape Milestone’s forward trajectory. We believe Etripamil will significantly enhance the quality of life for many patients and commend the company’s efforts in developing Etripamil for the cardiovascular market, which is currently devoid of novel arrhythmia treatments.

However, we have tremendous concerns regarding the commercialization strategy of the company for Etripamil. Milestone currently does not have the adequate resources and infrastructure to commercialize Etripamil on its own, and seeking to acquire those resources would be risky and prohibitively expensive, and not in the best interest of shareholders and other stakeholders. In our view, Etripamil, and the patients that stand to benefit from it, would be better served through commercialization by a company with an established infrastructure, greater resources, and a track record for successfully launching cardiovascular products. We believe that a strategic combination with such partners would enable Milestone to realize greater value than it could achieve in isolation. Based on the company’s poor stock price performance, we believe that many other shareholders have the same concern.

This is now our third letter to you on this topic, reflecting our continued concern over Milestone’s strategic direction. Our first two letters and subsequent conversations with management have been underwhelming. In fact, management did not respond to our initial attempts to engage with them, and they only acknowledged us when we directed a letter to the Board. Besides exchanging pleasantries, little has changed since, as our concerns have fallen on deaf ears.

We call for the Board to undertake a strategic review immediately. We firmly believe that both management and the Board must take the following steps as fiduciaries to all stakeholders and not embark on an unnecessarily risky standalone strategy for this life-changing drug:

1.	Evaluate Strategic Alternatives

Retain a reputable investment bank to explore strategic alternatives, including mergers and/or the sale of the company.

2.	Board Reconstitution

Appoint new Board members who possess one of the following traits, to help guide the company through the strategic process and regain the trust of investors:

(i)	extensive background in mergers and acquisitions within the pharmaceutical industry
(ii)	is truly aligned with shareholder interests.

Evaluating Strategic Alternatives to Maximize Shareholder Value

It is imperative to improve Etripamil’s future trajectory through an immediate change in Milestone’s approach to commercialization. Based on the company’s share price performance, the market has made it abundantly clear that the value of Etripamil under the company’s current strategy is essentially zero. Milestone's market capitalization and share price are trading in a manner that suggests the only asset of value in the company is its current cash holdings, which are depleting daily. Notably, the company's market capitalization has suffered a 70% decrease, despite the unequivocal positive clinical trial results that were announced in July 2022. Shareholders have made their opinions clear through their financial actions. Any additional costly financings or highly dilutive equity capital raises will only serve to further aggravate and deepen the mistrust from your stakeholders. They, as well as our firm, strongly oppose Milestone's standalone commercialization strategy.

What is most troubling is management's steadfast commitment to this path of self-commercialization that does not prioritize value maximization. We have had two meetings with the Milestone team this year and have observed no concrete progress on any of the concerns we brought up. The strategic financing announced by Milestone in March 2023, which outlined a $125 million capital plan from RTW Investments to support commercialization of Etripamil for the PSVT market, was a misguided move. The market potential for Etripamil exceeds the scope of this financing. In addition, this transaction allocates no funds for the development of Phase 3 of the atrial fibrillation solution, despite its significant potential in a larger target market.

We would like to emphasize that strategic combinations present a more effective means of achieving greater value in comparison to Milestone's isolated efforts. By employing strategic combinations, Etripamil can extend its reach to a larger patient population and achieve a more substantial market penetration than with a phased launch. Management has a duty and a responsibility to patients living with PSVT to explore avenues that expand Etripamil in broader markets. In addition, the development of Etripamil for atrial fibrillation is equally important, presenting even greater potential for stakeholders and patients. A strategic partnership would prevent the cost of expensive financings and unacceptably dilutive capital raises, while simultaneously maximizing value for all shareholders and promoting public health.

Enhancing the Board of Directors

Considering the substantial decline in the company's stock and the collective vested interest of shareholders in the long-term success of Milestone, we believe it is imperative to enhance the Board to add much needed experience and regain the trust of investors. First, it is crucial to have new Board members who possess direct experience and a successful track record in merging, selling, and overseeing strategic reviews of companies within the pharmaceutical sector. These individuals can actively collaborate with the Board and management to fully unlock Etripamil's potential and maximize value for stakeholders.

Second, it is of utmost importance to have Board members who have interests truly aligned with shareholders. Currently, the company’s independent directors hold very few shares, with their interests largely in the form of stock options awarded by the company. In addition, the current Board is centered around mostly of individuals with pharmaceutical commercialization experience. It is of no surprise to us that, with those incentives and limited past experiences, the existing Board is single-mindedly pursuing a risky commercialization strategy over other value-maximizing options. This needs to change. Including better representation of shareholder interests on the Board will better equip it to navigate market challenges and generate value for all stakeholders. A reconstituted Board will also aid in mending the frayed relationship between the company and its shareholders and jumpstart a better investor relations process. Given the substantial decline in stock price, effective communication with current stakeholders, prospective shareholders, and the overall market is imperative for the company.

The time has come to embark on a new path. Milestone has the potential to create significant value for all stakeholders if the Board and management will embrace the necessary changes. We believe that other significant shareholders share our sentiment, and we expect our concerns will receive the serious consideration of the Board and management that they deserve. Again, any additional costly financings or highly dilutive equity capital raises will only serve to further aggravate and deepen the mistrust from your stakeholders.

We wish to remind the management and the Board of their fiduciary duty to maximizing value for all stakeholders and urge them to address these concerns promptly. We are available at all times for further discussion.

Sincerely,

/s/ Gilbert Li
Gilbert Li
Managing Partner